EXHIBIT 99.1

Alio Gold Provides Fourth Quarter and Full-Year 2017 Operating and Financial Results

VANCOUVER, British Columbia, Feb. 21, 2018 (GLOBE NEWSWIRE) -- Alio Gold Inc (TSX:ALO) (NYSE AMERICAN:ALO) (“Alio Gold” or the “Company”), today reported its fourth quarter and year end 2017 results. Production results were previously released on January 11, 2018.  The Company will host a conference call at 11:00am EST today to discuss the results and the details of the call can be found at the end of the release.

2017 Highlights and Outlook

  Gold production of 83,558 ounces at all-in sustaining cost1 (“AISC”) of $1,034/oz with gold production expected to increase to between 90,000 and 100,000 ounces at $1,000 to $1,100/oz AISC in 2018.
  Net earnings of $11.9 million, or $0.30 per share.
  Cash flow from operating activities after changes in non-cash working capital of $13.1 million.
  Invested $17.3 million in development activity at the Ana Paula project, with $20 million in exploration and development expenditure planned for 2018.
  Invested $20.9 million in revitalizing the San Francisco Mine, predominantly in waste stripping, with sustaining capital expected to decline to $2.5 to $3.0 million in 2018.
  Cash and investments of $51.6 million, working capital2 of $61.7 million and no debt at December 31, 2017.

“2017 was a transformational year for the Company,” said Greg McCunn, Chief Executive Officer. “On the corporate level we rebranded the company, changed the management team and strengthened the balance sheet with a C$50 million bought deal financing. Operationally, the San Francisco mine required a significant investment in waste stripping resulting in lower production than 2016 and higher cost, particularly in Q4 2017.  However, the main San Francisco pit is now open on multiple mining faces and we are expecting between 90,000 and 100,000 gold ounces at AISC between $1,000 and $1,100/oz for 2018 with planned capital expenditures declining substantially to between $2.5 and $3.0 million.

At our high-grade, high-margin Ana Paula Project, we completed a pre-feasibility study in May 2017 and continued to de-risk the project with Definitive Feasibility Study work in the last half of the year.  We have now commenced an extensive exploration program including construction of an exploration decline to allow access to the known extension of the high-grade breccia system below the proposed open pit.  During the first quarter of 2018 we will be evaluating how best to integrate the underground component into the existing project development which has the potential to change the scope of the project and the commencement of construction.”

Summarized Financial and Operating Results

($ thousands, except where indicated)	Three months ended December 31		Year ended December 31
	2017	2016	2017	2016
Gold sold (ounces)	16,067	26,012	83,211	100,480
Silver sold (ounces)	7,873	12,994	38,911	56,417
Metal revenues	$20,593	$30,977	$105,162	$123,873
Production costs, excl. depreciation and depletion	$16,862	$18,840	$69,818	$74,717
Net earnings (loss) from operations	$(547)	$6,927	$22,066	$37,356
Net earnings (loss)	$(2,853)	$5,957	$11,898	$31,738
Net earnings (loss) per share, basic	$(0.06)	$0.18	$0.30	$0.99
Cash flows from operating activities*	$(2,183)	$9,993	$13,070	$34,082
By-product cash costs[3] (per ounce)	$1,041	$716	$831	$734
AISC[1] (per ounce)	$1,357	$910	$1,034	$853
Average realized gold price per gold ounce	$1,274	$1,191	$1,256	$1,234

*after changes in non-cash working capital

Financial performance

Metal revenues for Q4 and the full year 2017 were $20.6 million and $105.2 million, respectively. This compares to Q4 and full year 2016 metal revenues of $31.0 million and $123.9 million, respectively. The decrease in revenues was a result of fewer ounces sold.

Production costs, which comprise the full cost of operations excluding depreciation and depletion, form a component of cost of sales and for Q4 and the full year 2017 were $16.9 million and $69.8 million, respectively. This compares to Q4 and the full year 2016 production costs of $18.9 million and $74.7 million respectively. The decrease was primarily a result of the increased deferred stripping.

Depletion and depreciation costs for Q4 and the full year 2017 were $1.1 million and $4.6 million, respectively. This compares to Q4 and the full year 2016 depletion and depreciation costs of $2.8 million and $14.3 million, respectively. The decrease was due to an improved mine plan, resulting in lower unit-of-production depreciation rates.

Earnings from operations for Q4 2017 decreased to a loss of $0.6 million and earnings from operations for the full year 2017 was $22.1 million. This compares to Q4 and the full year 2016 net earnings of $6.9 million and $37.4 million, respectively. The decrease was primarily due to a decrease in metal revenues due to fewer ounces sold.

Corporate and administrative expenses for Q4 and the full year 2017 were $3.2 million and $8.6 million, respectively.  This compares to Q4 and the full year 2016 of $2.3 million and $7.6 million, respectively. The increase was primarily a result of the increase in the non-cash component of share-based payments.

Cash used in operating activities was $2.2 million in Q4 and for the full year 2017 cash provided by operating activities was $13.1 million. This compares to cash provided by operating activities in Q4 and the full year 2016 of $10.0 million and $34.1 million, respectively. The decrease was primarily due to:

  A decrease in metal revenues due to fewer ounces sold;
  Tax instalments being applied against VAT receivable;
  Slower VAT receivable collection;
  Building of ore in-process inventory.

Cash and cash equivalents, and short-term investments at December 31, 2017, were $51.6 million. During the quarter, the Company used $2.2 million from operations at the San Francisco Mine (“Mine”), and at the Mine invested $6.6 million on expansionary capital expenditures, $1.6 million on sustaining capital expenditures, and $1.0 million on exploration and evaluation projects. At the Ana Paula Project (“Ana Paula”) the Company invested $8.1 million. Also, the Company received $2.8 million net proceeds from the warrant exercise.

During the full year 2017, cash provided by the Mine was $13.1 million, and at the Mine invested $11.3 million on expansionary capital expenditures, $7.5 million on sustaining capital expenditures, and $2.1 million on exploration and evaluation projects.  At Ana Paula the Company invested $17.3 million.

Working capital at December 31, 2017, was $61.7 million.

San Francisco Mine (100%-owned)

The Mine produced 16,070 gold ounces and 7,873 silver ounces in Q4 2017 compared to 25,287 gold ounces and 12,994 silver ounces in Q4 2016. The decrease was primarily a result of lower grade as mining was primarily from the early stages of Phase 5 of the San Francisco pit during Q3 2017.

For the full year 2017 the Mine produced 83,558 gold ounces and 38,911 silver ounces compared to 100,322 gold ounces and 56,326 silver ounces. The decrease was primarily a result of lower grade as mining was primarily from the early stages of Phase 5 of the San Francisco pit, as mining of Phase 1 of the La Chicharra pit was depleted.

The Mine’s by-product cash cost in Q4 and full year 2017 was $1,041 per ounce and $831 per ounce, respectively. This compares to Q4 and full year 2016 of $716 per ounce and $734 per ounce, respectively.  AISC for Q4 and full year 2017 was $1,357 per ounce and $1,034 per ounce, respectively. This compares to Q4 and full year 2016 of $910 per ounce and $853 per ounce, respectively.  The increase in cash cost was due to fewer ounces sold.

During the second half of 2017, key steps occurred to revitalize the Mine.  A significant waste stripping campaign was undertaken to open-up the main pit in phase 5 and 6 which has resulted in increased mining flexibility and the ability to deliver consistent ore feed to the leach pads.  The main pit is now open across multiple mining faces as the ramp-up of pre-stripping reached sustainable and planned levels toward the end of 2017.  It is expected that all ore mining activity will be in the main pit during 2018 with ore production from La Chicharra Phase 2 commencing in 2019.

In the fourth quarter of 2017, opportunities to reduce capital expenditures envisioned in the revitalization plan for San Francisco were investigated.  In particular, crushing improvements which targeted improved metallurgical recovery were put on hold to evaluate improvements in recovery obtainable by improvements in blasting in the open pit during 2018. In December 2017 the Mine implemented a dual cut-off strategy which involves trucking lower grade run-of-mine (“ROM”) ore to old heap leach pads while higher cut off grade material is fed to the crusher.  ROM ore was placed under leach in January 2018 and as at February 13, 2018 approximately 219,000 tonnes of ROM ore grading an average of 0.17 g/t gold had been stacked on historical leach pads 1 and 2 and stacking is continuing at a rate of 15,000-20,000 tonnes per day.  Recovery of gold from ROM ore is estimated to be 30% during the first 120 days with 40% as the expected long-term recovery rate. Approximately 10% of the San Francisco production is expected to come from ROM leaching in 2018.

San Francisco 2018 Guidance
Gold production is expected to be between 90,000 and 100,000 ounces in 2018, with AISC between $1,000 and $1,100 per ounce and total capital and mine site exploration spending between $2.5 and $3.0 million. Gold production in the first quarter of 2018 is expected to be the lowest for the year with approximately 20% of the annual gold production expected in Q1 2018 as the ROM material was placed under leach in late January.

Ana Paula Project (100%-owned)

Exploration
The main objective of the current exploration program at Ana Paula is to further delineate the known extension of the high-grade breccia mineralization below the proposed open pit.  A 3,800 meter diamond drilling program was initiated in January 2018 which consists of six drill holes of 600 to 700 metres each. The exploration contractor is working on a 24x7 basis with one drill rig and a second drill rig is expected late in Q1 2018.  Initial drill results are anticipated in Q1 2018.

The extension of the high-grade breccia system below the proposed pit will be further tested from drilling underground in Q3 2018.  Currently, a 1,200 meter underground decline is under construction which is being driven from a portal site located in the adjacent valley from the proposed pit and approximately 400 metres from the proposed mill site. It is expected that the underground decline will be advanced sufficiently by Q3 2018 to enable commencement of the first phase of the underground diamond drill program. The drill program is expected to confirm the continuity and shape of the high-grade gold mineralization below the proposed pit that is hosted in the breccia and it will also explore the gold mineralization indications at depth hosted in hornfels skarn, typical of the Guerrero Gold Belt. The underground drilling program proposed includes 55 diamond drill holes (12,000 metres) and will include geochemical sampling and assaying. Construction of the decline commenced in December 2017 with the mine portal site prepared and under construction. The explosives magazine site has been completed and surface infrastructure including offices and workshops have been installed to support mining.  A 100-person camp was ordered in December 2017 and is currently being fabricated off-site.  The components of the camp are expected to arrive in Q1 2018 and the camp is expected to be fully functional in April 2018.  The permit for the camp site was received in February 2018.

A second exploration initiative planned for 2018 will test a high priority target 150 metres north (“north target”) of the proposed open pit. Drilling on the north target is expected to commence in Q2 2018. In addition, regional exploration work is underway on the 56,000 hectare land package that includes an airborne magnetic survey targeting further breccia or skarn targets. This work will continue through 2018.

Definitive Feasibility Study (“DFS”)
Significant progress has been made at Ana Paula during the fourth quarter including advancing the DFS. The Company is currently evaluating a change in scope to the DFS to include an underground mine component and incorporate results from underground exploration drilling.  The addition of the underground mine has the potential to significantly enhance an already robust project for several reasons:

  The current Proven and Probable Mineral Reserves of 1.02Moz of gold (13.44Mt @ 2.36 g/t) within the proposed pit includes 436koz gold (2.3Mt @ 5.9g/t) within the high-grade breccia core. Previous drilling has confirmed this mineralization extends approximately 300 metres below the proposed pit. Increased drilling has the potential to add further Mineral Resources below the proposed pit.
  The used processing plant (Goldcorp’s old El Sauzal plant) that is expected to be used for processing ore at Ana Paula previously operated at 6,000 tonnes per day.  The basis of the PFS for the project is 5,000 tonnes per day of ore being mined from an open pit mine as the geometry of the pit limits ore production.  If additional ore can be provided from the underground mine, the production profile and unit costs of production could be enhanced.
  The current open pit design envisions three distinct phases, with the final phase involving a significant push-back of the pit walls to allow deeper mining from surface.  It is likely that the third phase of the proposed pit could be more efficiently mined from underground, improving the economics of the project by a reduction in waste movement from surface.
  An underground mining operation could also enhance the project by allowing for the tailings from the ambient oxidation process (“AOX”) to be stored underground as back-fill.  This could eliminate the need for additional surface tailings facilities and allow the inert flotation tailings to be stored on surface in an unlined tailings storage facility.

Additional metallurgical testwork is underway and will continue in 2018 while the Company evaluates the existing project scope. The testwork includes geochemical analysis to track deportment of key impurities, including arsenic, through the process and kinetic tests of leach tails. The testwork indicates that a significant amount of arsenic is leached in the AOX. Arsenic removal technology has been identified and tested. Comminution and flotation optimization testwork was also completed, which indicated that the ore hardness is similar to that indicated during the pre-feasibility study (“PFS”).

A field program of geological mapping, borehole drilling, and seismic evaluation to characterize the ground conditions for the tailings, waste dump and plant site areas has been completed. The geotechnical program identified that the ground conditions in the area of the proposed PFS tailings dam embankment area and the plant site areas are not favourable and a number of trade-off studies were initiated to optimize locations for these facilities. Additional trade-off studies were also initiated to evaluate a number of tailings storage configurations to most cost effectively manage arsenic bearing tailings materials to meet water quality criteria. These studies and subsequent water balance and quality modelling are in progress and further drilling is needed to confirm hydrogeology in the tailings site.

Key offsite infrastructure for the Project is also being engineered to a higher level of detail in the DFS including power, road access and water supply. Power to the site is readily available from multiple power sources adjacent to the mine site and a System Impact Study and a Facilities Study are underway to confirm the point of connection to grid power and the costs of connection, respectively.

The site is currently accessed by a 7.5 kilometre road from the town of Cuetzala. This road has been upgraded to improve road conditions and travel time. For the main project construction access, a route accessing the project site via existing roads from the north has been delineated. Minor upgrades have been completed on the northern route to allow access to site for the underground mining equipment, camp and support facilities.  Further road widening is underway and it is expected that construction of bypass roads will be required for permanent operation.

The site is estimated to have a negative water balance and a hydrological study has identified a prospective water source to the southwest of the Project site. Although initial drilling programs did not locate sufficient volumes of water for operations, a modified approach is expected to yield the required supply.

Land and permitting
The permitting is well advanced with the two main permits approved. In April 2017, the Company received approval of the Environmental Impact Assessment (“MIA”); and in September 2017 received approval of the Change of Land Use Permit (“ETJ”). The ETJ covers the 370 hectares required for the proposed open pit mine, waste storage, process plant and the tailings storage facility. The land on which the Company expects to construct the Ana Paula project is privately owned land. The Company has acquired or signed 30-year lease terms for approximately 79% of the land required for the Project and expects to complete the balance of land acquisition and lease agreements in time for construction.

Financing
As the Company advances its engineering studies, it has also commenced discussions on financing alternatives for the Project including project or corporate debt. It is expected that financing for between $90 to $100 million will be arranged in conjunction with the completion of the DFS. A number of indicative proposals were received and reviewed. The Company will pursue a financing package with a balance of the lowest overall cost, the least restrictive covenants, and the flexibility to allow the Company to pursue its growth strategy.

Ana Paula 2018 Guidance
The Company expects to spend approximately $20 million on development expenditures at Ana Paula in 2018 including feasibility study work, exploration drilling and the construction of the underground decline.

Please refer to the Company's financial statements, related notes and accompanying Management Discussion and Analysis ("MD&A") for a full review of the San Francisco operation and Ana Paula project. This can be viewed on the Company’s website at www.aliogold.com, on SEDAR at  www.sedar.com and EDGAR at www.sec.gov.

Fourth quarter and full year 2017 conference call and webcast details:

Date:	Wednesday, February 21, 2018
Time:	11:00am (EST)
Toll Free (US and Canada):	(855) 427-9509
Toll Free (Outside North America):	(210) 229-8822
Conference ID:	9983338
Webcast:	https://edge.media-server.com/m6/p/dukja2jr
Replay:	To be available at http://www.aliogold.com

About Alio Gold

Alio Gold is a growth oriented gold mining company, focused on exploration, development and production in Mexico. Its principal assets include its 100%-owned and operating San Francisco Mine in Sonora, Mexico and its 100%-owned development stage Ana Paula Project in Guerrero, Mexico. Located within the highly prospective Guerrero Gold Belt on 56,000 hectares of underexplored land the Ana Paula Project is a high-grade, high margin project currently in the definitive feasibility stage. An underground decline to provide access for an exploration drill program has been initiated. The drill program will target the continuation of the high-grade gold mineralization below the proposed pit which has the potential to significantly enhance the robust economics of the project. The Company also has a portfolio of other exploration properties, all of which are located in Mexico.

Footnotes:

1) Non-GAAP Measure: All-in sustaining cost per gold ounce

The Company has adopted an all-in sustaining cost per ounce on a by-product basis performance measure which is calculated based on the guidance note issued by the World Gold Council. Management uses this information as an additional measure to evaluate the Company’s performance and ability to generate cash.

All-in sustaining costs on a by-product basis include total production cash costs, corporate and administrative expenses, sustaining capital expenditures and accretion for site reclamation and closure costs. These reclamation and closure costs represent the gradual unwinding of the discounted liability to rehabilitate the area around the Mine at the end of the mine life. The Company believes this measure to be representative of the total costs associated with producing gold; however, this performance measure has no standardized meaning. As such, there are likely to be differences in the method of computation when compared to similar measures presented by other issuers.

The following table provides a reconciliation of the all-in sustaining cost per gold ounce on a by-product basis to the consolidated financial statements:

	Three months ended Dec 31,		Years ended Dec 31,
	2017	2016	2017	2016
Production costs	$16,862	18,840	69,818	74,717
Corporate and administrative expenses (1)	3,216	2,340	7,929	7,607
Sustaining capital expenditures(2)	1,790	2,659	8,734	4,301
Accretion for site reclamation and closure	58	22	230	67
Less: By-product silver credits	(124)	(203)	(652)	(957)
All-in sustaining costs	21,802	23,658	86,059	85,735
Divided by gold sold (ozs)	16,067	26,012	83,211	100,480
All-in sustaining cost per gold ounce on a by-product basis	$1,357	910	1,034	853

(1) Corporate and administrative expenses adjusted for the three months and year ended December 31, 2017, to remove termination benefits of $nil and $0.7 million, respectively.

(2) Sustaining capital expenditures exclude expansionary capital. Expansionary capital is defined by the Company as deferred stripping costs determined using a life of phase strip ratio, expansionary project expenditures related to power and crusher upgrades, and drilling costs related to improvement of resource estimates. During the three months and year ended December 31, 2017 the Company spent:

  $6.3 million and $10.9 million for deferred stripping, respectively;
  $0.3 million and $0.4 million for power and crusher upgrades, respectively; and,
  $0.9 million and $1.0 million related to the drilling costs, respectively.

2) Working capital is calculated by deducting current liabilities from current assets.

3) Non-GAAP Measure: Cash cost per gold ounce and cash cost per gold ounce on a by-product basis

Cash cost per gold ounce and cash cost per gold ounce on a by-product basis are non-GAAP performance measures that management uses to assess the Company’s performance and its expected future performance. The Company has included the non-GAAP performance measures of cash cost per gold ounce and cash cost per gold ounce on a by-product basis throughout this document. In the gold mining industry, these are common performance measures but they do not have any standardized meaning. As such, they are unlikely to be comparable to similar measures presented by other issuers.

Management believes that, in addition to conventional measures prepared in accordance with GAAP, certain investors use this information to evaluate the Company’s performance and ability to generate cash flow. Accordingly, presentation of these measures is to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP.

The cash cost per gold ounce is calculated by dividing the operating production costs by the total number of gold ounces sold. The cash cost per gold ounce on a by-product basis is calculated by deducting the by-product silver credits per gold ounce sold from the cash cost per gold ounce. The following table provides a reconciliation of the cash cost per gold ounce and cash cost per gold ounce on a by-product basis to the consolidated financial statements:

	Three months ended Dec 31,		Years ended Dec 31,
	2017	2016	2017	2016
Production costs	$16,862	$18,840	$69,818	$74,717
Divided by gold sold (ozs)	16,067	26,012	83,211	100,480
Cash cost per gold ounce	1,049	724	839	744
Less: By-product silver credits per gold ounce (1)	(8)	(8)	(8)	(10)
Cash cost per gold ounce on a by-product basis	$1,041	$716	$831	$734

(1) Management determined that silver metal revenues, when compared to gold metal revenues, are immaterial and therefore considered a by-product of the production of gold. For the three months and year ended December 31, 2017, total by-product silver credits were $0.1 million and $0.7 million, respectively (three months and year ended December 31, 2016 - $0.2 million and $1.0 million, respectively).

For further details on the calculation of production costs, refer to the notes to the consolidated financial statements. Cash cost per gold ounce and cash cost per gold ounce on a by-product basis are not necessarily indicative of earnings from operations or cash flow from operations as determined under GAAP. Other companies may calculate these measures differently.

Cautionary Note Regarding Forward-Looking Statements
Certain statements and information contained in this news release constitute “forward-looking statements” within the meaning of applicable U.S. securities laws and “forward-looking information” within the meaning of applicable Canadian securities laws, which we refer to collectively as “forward-looking statements”. Forward-looking statements are statements and information regarding possible events, conditions or results of operations that are based upon assumptions about future economic conditions and courses of action. All statements and information other than statements of historical fact may be forward-looking statements. In some cases, forward-looking statements can be identified by the use of words such as “seek”, “expect”, “anticipate”, “budget”, “plan”, “estimate”, “continue”, “forecast”, “intend”, “believe”, “predict”, “potential”, “target”, “may”, “could”, “would”, “might”, “will” and similar words or phrases (including negative variations) suggesting future outcomes or statements regarding an outlook.

Forward-looking statements in news release herein by reference include, but are not limited to statements and information regarding: the Company's future mining activities, including mining capacity, recovery, cash costs, production and mine life; the Company's reserves and resources estimates; the Company’s exploration and development plans, including anticipated costs and timing thereof; the Company’s plans for growth through exploration activities, acquisitions or otherwise; and expectations regarding future maintenance and capital expenditures, working capital requirements, the availability of financing and future effective tax rates. Such forward-looking statements are based on a number of material factors and assumptions, including, but not limited to: that contracted parties provide goods or services in a timely manner, that no unusual geological or technical problems occur, that plant and equipment function as anticipated and that there is no material adverse change in the price of gold, costs associated with production or recovery. Forward- looking statements involve known and unknown risks, uncertainties and other factors which may cause actual results, performance or achievements, or industry results, to differ materially from those anticipated in such forward-looking statements. The Company believes the expectations reflected in such forward-looking statements are reasonable, but no assurance can be given that these expectations will prove to be correct and you are cautioned not to place undue reliance on forward-looking statements contained herein.

Some of the risks and other factors which could cause actual results to differ materially from those expressed in the forward- looking statements contained in this news release herein by reference include, but are not limited to: risks and uncertainties relating to the interpretation of drill results, the geology, grade and continuity of mineral deposits and conclusions of economic evaluations; results of initial feasibility, pre-feasibility and feasibility studies, and the possibility that future exploration, development or mining results will not be consistent with the Company’s expectations; risks relating to possible variations in reserves, resources, grade, planned mining dilution and ore loss, or recovery rates and changes in project parametres as plans continue to be refined; mining and development risks, including risks related to accidents, equipment breakdowns, labour disputes (including work stoppages and strikes) or other unanticipated difficulties with or interruptions in exploration and development; the potential for delays in exploration or development activities or the completion of feasibility studies; risks related to the inherent uncertainty of production and cost estimates and the potential for unexpected costs and expenses; risks related to commodity price and foreign exchange rate fluctuations; the uncertainty of profitability based upon the cyclical nature of the industry in which the Company operates; risks related to failure to obtain adequate financing on a timely basis and on acceptable terms or delays in obtaining governmental or local community approvals or in the completion of development or construction activities; risks related to environmental regulation and liability; political and regulatory risks associated with mining and exploration; risks related to the uncertain global economic environment; and other factors contained in the section entitled “Risks and Uncertainties” per above.

Although the Company has attempted to identify important factors that could cause actual results or events to differ materially from those described in the forward-looking statements, you are cautioned that this list is not exhaustive and there may be other factors that the Company has not identified. Furthermore, the Company undertakes no obligation to update or revise any forward-looking statements included in, or incorporated by reference in, this news release if these beliefs, estimates and opinions or other circumstances should change, except as otherwise required by applicable law.

Source: ALO

For further information, please contact:

Lynette Gould
Vice President, Investor Relations
604-638-8976
lynette.gould@aliogold.com

Neither the TSX nor its Regulation Services Provider (as that term is defined in the policies of the TSX) nor the New York Stock Exchange MKT accepts responsibility for the adequacy or accuracy of this news release.